Ensco plc 6 Chesterfield Gardens London W1J 5BQ www.enscoplc.com	Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange
Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289
Press Release
Ensco plc Orders Two New
Ultra-Premium Harsh Environment Jackup Rigs
Options for Two Additional Rigs of the Same Design
     London, England 9 February 2011... Ensco plc (NYSE: ESV) announced today that one of its subsidiaries has finalized a fixed-price shipyard construction contract with Keppel FELS Limited (“KFELS”) in Singapore for construction of two new ultra-premium harsh environment jackup rigs. Including commissioning, system integrated-testing and project management, the construction cost is expected to be approximately $230 million per rig. The shipyard construction price for both rigs is approximately $440 million. The first rig is scheduled for delivery in the second quarter 2013 and the second rig in fourth quarter 2013. The shipyard contract also includes options for two additional jackups of the same design at similar terms that may be exercised by 2 August 2011.
     The new jackup rigs will be enhanced versions of the KFELS Super A design capable of operating in water depths up to 400’. The unique design features of the rigs significantly increase the area of operability in the Central North Sea and other harsh environment regions with industry-leading capacities and efficiencies.
     With high-temperature, high-pressure equipment, a significantly improved cantilever envelope, 2.5 million pound quad derrick, fully automated hands-free offline pipe handling systems, ultra-high capacity jacking and fixation systems, 150 person quarters and strict noise and ergonomic standards, these rigs feature equipment and capabilities previously found only in the largest ultra-harsh environment jackup fleet and set a new standard in the harsh environment category. These extremely capable and versatile rigs offer customers unprecedented value through increased drilling efficiencies for the most demanding large multi-well platform programs, ultra-deep gas programs or ultra-long reach wells up to 40,000’ total drilling depth in oil and gas regions throughout the world.
     Senior Vice President Mark Burns stated, “We continue to execute on our long-established strategy of high-grading our jackup fleet by investing in newer equipment. During the past year, we acquired ENSCO 109, a KFELS Super B design jackup that was delivered in 2008. Given the rise in jackup utilization and our positive outlook for future demand, we believe that new construction is now the best option to further high grade our fleet with state-of-the-art equipment.
     “We look forward to working with Keppel FELS on this important project. Our companies have a longstanding and successful relationship and our capital projects team is already in place managing the construction of our three remaining ENSCO 8500 Series® ultra-deepwater semisubmersibles that will be delivered through 2012.”

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     For the new jackups, Ensco negotiated very attractive payment terms with 20% due at contract signing and the remaining 80% payable upon delivery, all of which is anticipated to be paid with available cash.
     Ensco plc (NYSE: ESV) brings energy to the world as a global provider of offshore drilling services to the petroleum industry. With a fleet of ultra-deepwater semisubmersible and premium jackup drilling rigs, Ensco serves customers with high-quality equipment, a well-trained workforce and a strong record of safety and reliability. To learn more about Ensco, please visit our website at www.enscoplc.com. Ensco plc is an English limited company (England No. 7023598) with its registered office and global headquarters located at 6 Chesterfield Gardens, London, W1J 5BQ.
Forward-Looking Statements
Statements contained in this press release that state Company or management intentions, hopes, beliefs, anticipations, expectations or predictions of future events are forward-looking statements. Such forward-looking statements include references to the expected delivery dates, capabilities, specifications, construction cost and funding for Ensco’s newbuild jackup rigs.
It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. The factors that could cause actual results to differ materially from those in the forward-looking statements include the following: (i) delay in the anticipated rig delivery dates, (ii) changes in rig specifications, capabilities or actual cost of the rigs, (iii) general rig construction, equipment supply and design risks, (iv) risks of rig commissioning and delivery acceptance, (v) risks associated with shipbuilding in foreign jurisdiction, in general, and the Company’s concentration of rig building projects in a single shipyard in particular, (vi) force majeure events, (vii) renegotiation, nullification, or breach of contracts, and (viii) other risks described from time to time as Risk Factors and otherwise in the Company’s SEC filings. Copies of such SEC filings may be obtained at no charge by contacting our Investor Relations Department at 214-397-3045 or by referring to the Investor Relations section of our website at www.enscoplc.com.
The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements to reflect any change in Company or management expectations or any change in events, conditions or circumstances on which any such statements are based.
Important Additional Information Regarding The Proposed Acquisition of Pride International, Inc. Will Be Filed With The SEC
In connection with the proposed transaction, Ensco will file a registration statement including a joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC will be available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Continued Ensco plc Press Release
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Investor and Media Contact:	Sean O’Neill Vice President 214-397-3011